June 15, 2005

Mail Stop 03-05

Via US Mail and Facsimile

Mr. Michael Slates
Chief Financial Officer
1070 Commerce Drive, Building II
Suite 303
Perrysburg, OH 46551

Re:	Leisure Direct, Inc.
	Form 10-KSB for the year ended December 31, 2004
	Commission file #: 000-50584

Dear Mr. Slates:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * * * * * * * * * * * * * * * * * * * *
Form 10-KSB for the year ended December 31, 2004

MD&A - Liquidity and Capital Resources, page 5

1. You state that without additional capital, you will have to curtail your operations and will not be able to implement your business plan. Please revise to also disclose any other reasonably possible outcomes to your lack of liquidity, such as a voluntary or involuntary bankruptcy filing, including liquidation of the company.

Notes to the Financial Statements

Note 1.  Summary of Significant Accounting Policies

- General

2. We note from your disclosure that John Ayling, CEO holds 71.9% of the voting stock of the Company and it appears that he and Capital First Management have the effective power to control the vote on substantially all significant matters without the approval of other stockholders. In future filings, please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares to the extent this control relationship exists. Refer to the requirements of paragraph 2 of SFAS 57.

- Stock Based Compensation

3. We note from Item 10 that three of the directors and officers of
the company have been awarded stock options. Please explain to us your accounting policy for stock options issued to both employees and non-employees, and indicate the status of each director that has been
issued stock options as an employee or non-employee. If you have determined that the directors are not employees, please provide your basis for that determination. See paragraph 8 of FIN 44. Additionally, please discuss how the stock options issued by you in
2004 relate to the 2004 Stock-Based Compensation Plan discussed in
Note 1 to the financial statements.   See SFAS No. 123 and APB 25.
We may have further comment upon receipt of your response.

4. Please provide us with a list of all stock-based compensation (warrants, options, or shares) granted in 2003 and 2004, along with the estimated fair value of your stock on the grant date and the amount of compensation expense recognized, if any. Also, please tell us how you determined fair value at each grant date.

Note 11. Commitments and Contingencies

5. We note your disclosure that you owe approximately $240,000 for federal, state, and local payroll taxes. Please tell us if this amount is recorded as a liability on your balance sheet and if so, the balance sheet caption in which it is included.




Note 12.  Related Party Transactions

6. We note your disclosure that in 2004 you purchased property and equipment from OPI for $205,000. Please tell us the cost basis of these assets and how you accounted for the transaction, considering that OPI is a related party under common control. See paragraph D12 of SFAS 141 and SEC Practice, Ch. 10. Accounting Topics and the
SEC,
Interpretations and Guidance -  Related Party Items and
Transactions.

7. We note that during 2003 and 2004 you had several non-cash transactions that were settled or could be settled by issuing shares of common stock.  For each of the following transactions, please tell
us how you determined or calculated the fair value of the stock issued:
o Issuance of 559,500 shares of common stock in settlement of
$99,750
of accrued salaries
o January 1, 2004 consulting agreement whereby the consultants may elect to receive their compensation at a rate of four shares of stock for each dollar of compensation
o January 15, 2004 conversion of demand notes payable totaling $17,000 to 127,500 shares of common stock
o 2003 repayment of $39,776 of related party debt with 60,703 shares of common stock
Additionally, for the debt that was converted to stock, please tell us if there were any conversion terms associated with these debt arrangements prior to the repayment, and if so, how those conversion terms were determined. Refer to the guidance outlined in EITF Topic
D-60, EITF 98-5 and EITF 00-27. We may have further comment upon receipt of your response.

Note 13 - Segment Financial Data, page F-14

8. Please revise to include the appropriate measure of segment profit or loss and other segment disclosures required by paragraphs 25-28 of
SFAS 131.

Avalon Ltd. Acquisition

9. We note that the closing of the Avalon Ltd acquisition occurred on
July 2, 2004. Please tell us why you did not file financial statements or proforma information related to this acquisition as required by Item 310(c) and (d).

10. We note from your disclosures that you made an acquisition during
2004 in which the acquired assets were 15% of your consolidated assets at year end 2004. In future filings, please ensure that when you have a material acquisition you include the disclosures required by paragraphs 51-57 of SFAS No. 141.

Form 10-QSB for the quarter ended March 31, 2005

Long Term Debt

11. We note your disclosure that on January 15, 2004 you entered into a term loan agreement with Preferred Equity Leasing and as a result have recorded long-term debt on your balance sheet. We also note that, although this disclosure was not included in the Form 10-KSB as of December 31, 2004, the disclosure and related long-term debt were included in the Forms 10-QSB for the 2004 quarters. Please tell us why the terms of this loan were not disclosed in your form 10-KSB for the year ended December 31, 2004 and why the debt does not appear to be recorded as long-term debt on the balance sheet as of December 31,
2004.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Lamoureux at 202-551-3301 or Lyn Shenk at
202-
551-3380 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. Michael Slates
Leisure Direct, Inc.
June 15, 2005
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